Exhibit 99.1

Foresight Enters into Agreement with BuilderX Robotics to Enhance Autonomous Heavy Machinery Operations

Foresight’s stereoscopic technology aims to enhance operational safety and vision perception for heavy machinery

Ness Ziona, Israel – July 10, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of an agreement for a proof of concept (POC) project with BuilderX Robotics (“BuilderX”), a Chinese developer of remote-controlled devices for heavy machinery, designed primarily for operation in hazardous industrial environments.

BuilderX’s products enable real-time remote operation and monitoring of heavy machinery through control consoles, utilizing multiple cameras mounted on the heavy machinery. The POC project will focus on assessing Foresight’s QuadSight® 3D perception capabilities, using both visible-light and thermal cameras, to potentially enhance the operational safety, vision accuracy and efficiency of BuilderX’s machinery, which usually operate under harsh environmental conditions.

The POC project aims to address key challenges in diverse industrial settings. These challenges include the presence of hazardous gases that can be toxic, severe dust conditions that pose significant health risks to human operators, and poor visibility conditions caused by intensive dust, glare, or insufficient lighting that can impair operator vision and increase the risk of accidents. By incorporating Foresight’s high-resolution point cloud technology and automatic calibration features, BuilderX can potentially enhance the accuracy of its perception systems. This integration could potentially improve the safety of remote operations and increase efficiency by enabling continuous operation in hazardous environments. A successful project completion could possibly lead to the integration of Foresight’s technology into BuilderX’s existing heavy machinery fleet.

About BuilderX Robotics

BuilderX Robotics, a technology company specializing in remote-controlled devices for construction equipment, was founded with the mission of transforming challenging work sites into safe and comfortable places. It seeks to utilize information and communication technology (ICT) solutions and AI to achieve practical and easy-to-use remote control and, as a leading industry player in China, BuilderX Robotics has already installed more than 100 control consoles at mines, ports, and other sites.

For more information about BuilderX Robotics, visit https://www.builderxrobotics.com/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the aims of the POC project, the prospective benefits of the capabilities of QuadSight® and the potential improvement to BuilderX as a result of the integration of QuadSight® into BuilderX’s machinery, and that successful project completion could possibly lead to the integration of its technology into BuilderX’s existing heavy machinery fleet. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654